Erin Leonard Events LLC

Profit and Loss
January - April, 2021

	TOTAL
Income	
Interest & Investments Revenues	0.54
Service Revenues	
Discounts	-6,472.50
Total Service Revenues	**-6,472.50**
Services	73,187.50
Unapplied Retainer	5,750.00
Total Income	**$72,465.54**
Cost of Goods Sold	
Cost of Labor	
Subcontractor Labor	46,117.59
Total Cost of Labor	**46,117.59**
Total Cost of Goods Sold	**$46,117.59**
GROSS PROFIT	**$26,347.95**
Expenses	
Accounting & HR Expenses	
Accounting fees	6,026.00
Tax Preparation & Audit Expense	700.00
Total Accounting & HR Expenses	**6,726.00**
Banking Expenses	
Bank Charges & Fees	112.00
QuickBooks Payments Fees	324.87
Total Banking Expenses	**436.87**
Donations Expenses	
Charitable Donation Expense	37.28
Total Donations Expenses	**37.28**
Dues & Membership Expenses	
Subscriptions	185.77
Total Dues & Membership Expenses	**185.77**
Education Expenses	
Class or Training Expense	1,039.95
Training Expense	6,694.00
Total Education Expenses	**7,733.95**
Equipment & Software Expenses	
Computer Equipment Expense	515.91
General Software Expense	596.81
Total Equipment & Software Expenses	**1,112.72**

Erin Leonard Events LLC

Profit and Loss
January - April, 2021

	TOTAL
Financing Expenses	
Interest Expense	791.10
Total Financing Expenses	**791.10**
Insurance Expenses	
Health Insurance	2,037.92
Total Insurance Expenses	**2,037.92**
Labor Expenses	
Video Editing	2,005.00
Total Labor Expenses	**2,005.00**
Legal & Professional Services	
Attorneys Fees Expense	1,050.00
Total Legal & Professional Services	**1,050.00**
Meals & Entertainment Expenses	
Business Meal Expense	991.66
Total Meals & Entertainment Expenses	**991.66**
Offices & Facilities Expenses	
Utilities Expense	596.66
Total Offices & Facilities Expenses	**596.66**
Sales & Marketing Expenses	
Advertising Expense	552.08
Client Gift	343.77
Internet Marketing Expense	127.00
Outreach & PR Expense	-43.07
Total Sales & Marketing Expenses	**979.78**
Supplies & Postage Expenses	
Office Supplies Expense	1,044.72
Welfare & Gifts Expense	105.17
Total Supplies & Postage Expenses	**1,149.89**
Tax & Compliance Expenses	
Permits & Licenses Expense	850.00
Total Tax & Compliance Expenses	**850.00**
Travel & Transport Expenses	
Local Transit Expenses	161.98
Lodging Expenses	1,102.33
Total Travel & Transport Expenses	**1,264.31**

Erin Leonard Events LLC

Profit and Loss
January - April, 2021

	TOTAL
Website Expenses	
Website Development & Maintenance Expense	887.74
Total Website Expenses	**887.74**
Total Expenses	**$28,836.65**
NET OPERATING INCOME	**$ -2,488.70**
Other Expenses	
Depreciation Expense	471.65
Total Other Expenses	**$471.65**
NET OTHER INCOME	**$ -471.65**
NET INCOME	**$ -2,960.35**